SEC FILE NUMBER: 000-49915
                                                  CUSIP NUMBER:

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K and Form 10-KSB  [_] Form 11-K    [_] Form 20-F
              [_] Form 10-Q and Form 10-QSB  [_] Form N-SAR

              For Period Ended: DECEMBER 31, 2005


              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form 11-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form N-SAR
              For the Transition Period Ended: ________________________


     Read Attached Instruction Sheet Before Preparing Form.
                      Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


  MT Ultimate Healthcare Corp.
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  Full Name of Registrant


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  Former Name if Applicable


  18301 Von Karman Ave, Suite 250
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  Address of Principal Executive Office (Street and Number)


  Irvine, CA 92612
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  City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[x]  |(a)  The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     |
[x]  |(b)  The subject annual report, semi-annual report; transition report on
     |     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
     |     filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report of transition
     |     report on Form 10-Q, or portion thereof will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     |
     |(c)  The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

MT Ultimate Healthcare Corp. ("the Company") is in the process of re-auditing its financial statements for the year ended December 31, 2004 due to action taken by the Public Company Accounting Oversight Board ("PCAOB") in the fourth quarter of 2005 revoking the registration of the Company's prior independent auditor, Clyde Bailey, P.C., due to violations of PCAOB rules and auditing standards. The Company has engaged Chisholm, Bierwolf & Nilson, LLC to re-audit its financial statements for the year ended December 31, 2004 as well as to audit its financial statements for the year ended December 31, 2005.

The Company's management has been unable to timely compile the information that is required to be disclosed in its Annual Report on Form 10KSB because management has been required to expend significant time to prepare for both the re-audit of its 2004 financial statements and the audit of its 2005 financial statements. The Company believes that the delay in compiling the information necessary to file on schedule could not have been eliminated without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        David Walters                 (949)           260-0150
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               (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports)
      been filed?  If answer is no, identify report(s).   [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                                    [_] Yes   [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                  MT Ultimate Healthcare Corp.
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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 2006    By  /s/ David Walters
     ---------------      ---------------------------------------------
                          CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).